UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 23, 2024, Chijet Motor Company, Inc. (the “Company” or “Chijet”) received a deficiency notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) regarding its non-compliance with the Nasdaq requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rules (the “Bid Price Requirement”), because the closing bid price of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), was below $1.00 per share for 30 consecutive business days.

The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Ordinary Shares on The Nasdaq Global Market.

The Notice provided that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of the Notice, or until July 22, 2024, to regain compliance with the Bid Price Requirement. During this period, the Ordinary Shares will continue to trade on the Nasdaq Global Market. If at any time before July 22, 2024 the bid price of the Ordinary Shares closes at or above $1.00 per share for a minimum of ten consecutive trading days, Nasdaq will provide written notification that the Company has achieved compliance with the Bid Price Requirement and the matter will be closed.

In the event the Company does not regain compliance by July 22, 2024, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Global Market, except for the Bid Price Requirement. The Company would also be required to provide written notice to Nasdaq of its intent to cure the deficiency during this second compliance period, by effecting a reverse share split, if necessary. If it appears to the Nasdaq staff that the Company will not be able to cure the deficiency or if the Company is otherwise not eligible, Nasdaq would provide notice to the Company that its Ordinary Shares would be subject to delisting. At that time, the Company may appeal the Nasdaq staff’s delisting determination to a Nasdaq Hearings Panel.

The Company intends to actively monitor the closing bid price of its Ordinary Shares and will evaluate available options to regain compliance with the Bid Price Requirement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chijet Motor Company, Inc.

Date: January 26, 2024	By:	/s/ Mu Hongwei
	Name:	Mu Hongwei
	Title:	President and Chief Executive Officer